787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

October 19, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 779

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 779 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Corporate Bond Fund (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index (the “Underlying Index”). The Fund does not seek to return any predetermined amount at maturity or in periodic distributions.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific index) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 692 filed pursuant to Rule 485(a)(2) relating to the iShares B-Ca Rated Corporate Bond Fund.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 692, filed pursuant to Rule 485(a) on January 30, 2012, relating to the iShares B-Ca Rated Corporate Bond Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services - Financial Intermediary Compensation,” “Additional Information Concerning the Trust - Termination of the Trust or the Fund,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8970.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Joel Whipple